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                                                                    Exhibit 12


               COLUMBIA ENERGY GROUP AND SUBSIDIARIES
Statements of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
                           ($ in millions)


                                                    Twelve Months                              Twelve Months
                                                   Ended March 31,                             Ended December 31,
                                                  -----------------       ------------------------------------------------------
                                                  1998         1997        1997        1996          1995       1994        1993
                                                 ------       ------      ------      ------        ------     ------      ------
Consolidated Income (Loss) from
 Continuing Operations
 before Income Taxes                               376.6       330.6       392.2       337.5       (643.0)      392.2       288.1

Adjustments:
  Interest during construction                      (2.6)       (1.4)       (3.0)       (1.1)       (20.2)         --          --
  Distributed (Undistributed) equity income          3.8         1.7         3.6         1.5         (7.9)       (0.9)       (0.1)
  Fixed charges *                                  182.9       181.7       182.0       184.6      1,061.3        33.7       120.0
                                                   -----       -----       -----       -----      -------       -----       -----
    Earnings Available                             560.7       512.6       574.8       522.5        390.2       425.0       408.0
                                                   -----       -----       -----       -----      -------       -----       -----
Fixed Charges:
  Interest on long-term and short-term debt        146.4       146.6       145.6       150.8        987.2         0.7         3.1
  Other interest                                    15.8        14.7        15.4        13.5         53.6        14.1        98.4
  Portion of rentals representing interest          20.9        20.4        21.0        20.3         20.5        18.9        18.5
                                                   -----       -----       -----       -----      -------       -----       -----
Total Fixed Charges **, ***                        183.1       181.7       182.0       184.6      1,061.3        33.7       120.0
                                                   -----       -----       -----       -----      -------       -----       -----

Ratio of Earnings Before Taxes
  to Fixed Charges                                  3.06        2.82        3.16        2.83         N/A (a)    12.61        3.40
                                                   =====       =====       =====       =====      =======       =====       =====


(a) To achieve a one-to-one coverage, the Corporation would need an additional $671.1 million of earnings for the twelve months ended December 31, 1995.

* Amounts for the twelve months December 31, 1993 through December 31, 1996 have been restated to conform to 1997 presentation.

** This amount excludes approximately $230 million and $210 million of interest expense not recorded for the twelve months ended December 31, 1994, and 1993. This amount includes interest expense of $982.9 million including the write-off of unamortized discounts on debentures recorded in 1995. Reference is made to the Statements of Consolidated Income for the quarterly period ended March 31, 1997, as reported in Form 10-Q.

*** This amount excludes $8.6 million of interest expense not recorded with respect to the registrant's guarantee of LESOP Trust's debentures for the twelve months ended December 31, 1994 and 1993.





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